Form C

Cover Page

Name of issuer:

Recompose, PBC

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/10/2017

Physical address of issuer:

4 South Idaho
Suite 101
Seattle WA 98134

Website of issuer:

http://www.recompose.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

10,624

Price:

$4.70660

Method for determining price:

Dividing pre-money valuation $76,074,578.43 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,002.92

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,995.32

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

16

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$24,920,885.00	$16,234,910.00
Cash & Cash Equivalents:	$2,305,867.00	$7,482,622.00
Accounts Receivable:	$509,073.00	$560,088.00
Short-term Debt:	$1,018,079.00	$512,621.00
Long-term Debt:	$14,067,005.00	$5,478,210.00
Revenues/Sales:	$836,764.00	$699,470.00
Cost of Goods Sold:	$443,897.00	$236,604.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,757,981.00)	($1,468,252.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Recompose, PBC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katrina Spade	CEO	Recompose, PBC	2017
Sara Moorehead	End of Life Doula	Self	2019
Leslie Christian	Investment management	NorthStar Asset Management	2019
Peter Stroble	President	Ring Family Investment Company	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Katrina Spade	CFO	2017
Katrina Spade	CEO	2017
Katrina Spade	Secretary	2017
Katrina Spade	President	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Katrina Spade	7500000.0 Common Stock	50.36

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this

offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Any continued future success that Recompose might enjoy will depend upon many factors, including factors beyond the control of Recompose and/or which cannot be predicted at this time. These factors may include but are not limited to the pace of changes in the legal and regulatory environment necessary for our business to operate; cost overruns in construction; Recompose's ability to secure leases; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; Recompose's ability to expand its customer base; and reduced margins caused by increases in costs of goods and/or competitive pressures. These conditions may have a material adverse effect upon Recompose's business, operating results, and financial condition.

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

While the Washington, Colorado, Oregon, Vermont and California state legislatures have passed bills legalizing natural organic reduction into law, the process is legal only in these five states. The majority of funeral laws – including the allowable methods of disposition – are regulated on a state-by-state basis, and it is unlikely that a federal law would overrule this. Our growth and expansion strategy requires that we become legal in every state in which we operate. However, partnering with like-minded funeral homes in cities across the United States to transport the deceased to Seattle for natural organic reduction and ship the resulting soil back to the deceased's family will allow us to offer our services beyond Washington state, to generate national excitement and buzz, and to share marketing costs.

Legal and regulatory changes after legalization of natural organic reduction also pose a risk to Recompose. While Recompose is not aware of any such efforts, it is possible that future regulatory restrictions on natural organic reduction will limit Recompose's ability to operate as anticipated in Washington and Colorado and elsewhere.

In addition to the legal status of natural organic reduction, Recompose will be subject to various federal, state, and local environmental and health laws and regulations that will govern its operations, including the handling and disposal of waste (including biomedical waste) and any potential discharges into the environment. Recompose's activities involve the controlled use of biological materials and may generate biological waste, and Recompose will be subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these materials as well as laws and regulations imposing liability and clean-up responsibility for improper disposal of these substances. In the event of an accident or if Recompose otherwise fails to comply with applicable regulations, Recompose could lose its permits or approvals to operate or be held financially liable for such failures. Although Recompose will maintain insurance to cover claims related to hazardous materials or environmental liabilities, any claims in excess of this insurance coverage would be paid from Recompose's cash reserves, posing the risk of a material adverse financial impact.

Recompose may not generate significant revenue or achieve and sustain profitability if natural organic reduction as a funeral method does not become widely accepted in the marketplace. Although Recompose has seen significant interest in the natural organic reduction process to this date, it is possible that the market for natural organic reduction will not grow beyond this initial client base. Recompose has already begun the work to establish a market for natural organic reduction and build and grow that market through publicity, client education, and strategic partnerships with other businesses in the death care industry. And Recompose has already received significant earned media attention in and has launched a website to educate potential clients about natural organic reduction. Nonetheless, if obstacles to market acceptance arise, Recompose may need to devote substantial time and money to surmount these obstacles. Failing to achieve sufficient market acceptance of natural organic reduction would limit Recompose's ability to scale to the extent that we expect necessary to be profitable and would have a material adverse impact on Recompose's business and financial condition.

Death care is a multi-billion-dollar industry in the United States. Most of Recompose's competitors, including traditional funeral homes, cemeteries, and crematories, will have substantially greater financial, technological, managerial, and research and development resources and experience than Recompose. Natural organic reduction will compete with death care offerings from large and well-established companies with greater capital and marketing and sales experience and other capabilities. If Recompose is unable to compete in the death care industry successfully, it may be unable to grow and sustain adequate revenue to maintain operations and continue to compete for market share.

The transmission of COVID-19 and efforts to contain its spread have recently resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, reductions and other changes, and quarantines, as well as considerable general concern and uncertainty.

The impacts of the COVID-19 crisis and other health crises, such as other pandemics or epidemics, may have effects on the Company. Such effects may include: a decrease in short-term and/or long-term demand and/or pricing for our products; increased costs resulting from our efforts to mitigate the impact of the health crisis; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. Additionally, any material adverse effect of a health crisis on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

Depending on the duration and severity of the current COVID-19 pandemic or the start of another epidemic, pandemic or other health crisis, such matters may also have the effect of heightening many of the other risks described in our other disclosure documents, such as risks relating to the successful completion of our growth and expansion projects, including our ability to obtain regulatory approvals on the expected timelines or at all; our ability to maintain our credit ratings; our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time; restricted access to capital and increased borrowing costs; and our ability to pay dividends and service debt obligations.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read this memorandum and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Recompose is a start-up with very little operating history and just over one year of earned revenue. No assurance can be given that an Investor will realize a substantial return on their investment, or any return at all, or that an Investor will not lose a substantial portion or all of their investment in the Shares.

As of the date of this offering, Recompose has had limited operations and has not yet generated significant revenue due to the legal status of natural organic reduction in most states. Our operations are subject to all of the risks inherent in a new business, and the likelihood of our success must be considered in light of the risks and problems any business encounters in connection with the development and commercialization of new technologies. Our lack of a lengthy operating history – particularly as a provider of an entirely new death care service – makes predicting the result of future operations extremely difficult.

We cannot be certain that we will be able to generate sufficient revenues to achieve profitability. We expect to generate operating losses and have negative cash flow for the foreseeable future due to costs and expenses related to:

-the development of our product and service offering;

-continuing research and development efforts;

-development of relationships with strategic business partners; and

-expansion of general and administrative functions to support anticipated growth in operations.

As we continue the development and commercialization of our Recompose Vessel System and related services, our expenses are expected to increase significantly. Our ability to become profitable depends on our ability to generate and sustain net revenues while keeping expenses at reasonable levels. Accordingly, we will need to generate significant revenue to achieve profitability. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, our business, financial condition and results of operations will be negatively affected, and the value and liquidity of the Shares will decline.

Recompose has developed a business plan and forecast based on certain targets and base assumptions about the operating margins and cash flow that Recompose must achieve in order to remain financially solvent and produce sufficient profits to make dividend payments as planned. There is a risk that one

or more of the base assumptions used to determine the target operating margins may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause Recompose to not achieve its annual targets for operating margins, which may jeopardize Recompose's financial solvency, its ability to pay its employees, vendors, and/or other parties, its ability to meet its debt service obligations, and/or its planned capital expenditures.

The Shares to be sold in this Offering are not being registered under the Securities Act and may not be resold unless they are subsequently registered thereunder or an exemption from registration is available. Consequently, Investors may never be able to liquidate their investment.

The offering price of the Shares has been determined by Recompose based on Recompose's business prospects, the size of our target addressable market within the death care industry, an assessment of our management team, our current and future capital needs, and the potential demand for our Recompose Vessel System. The price of the Shares does not necessarily bear any relationship to our current or future earnings, its net tangible assets, or other traditional indicators of value. If the Shares are priced in excess of their current or future value, Investors may not be able to recoup their investment.

Recompose currently anticipates that the net proceeds of this Offering will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, Recompose may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures or to acquire complementary products or businesses, particularly if Recompose is unable to raise the entire amount of the Offering. Recompose's ability to become profitable will depend on its ability to generate and sustain net revenues; because of the numerous risks and uncertainties associated with Recompose's business, we are unable to predict whether or when Recompose will become profitable, and a lack of profitability may impact Recompose's ability to obtain financing in the future. There can be no assurance that additional financing will be available on terms favorable to Recompose, or at all. If adequate funds are not available or are not available on acceptable terms, Recompose's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on Recompose's business, operating results and financial condition.

Because natural organic reduction is a new process, Recompose's vendor base for products used in the natural organic reduction process may be limited. If Recompose is unable to find vendors which can produce the quality and quantity of products required for commercial-scale natural organic reduction, or if Recompose's vendors face any disruption or material business impacts of their own, Recompose would be forced to identify and qualify acceptable replacements from other sources. Delays or interruptions in Recompose's supply chain could limit or stop Recompose's ability to meet demand for its services, and any financial losses suffered as a result could exceed coverage under vendors' insurance policies. Each of these risks could have a material adverse effect on Recompose's business and financial condition.

If the patents, trade secrets, contractual provisions, and trademarks Recompose relies on to protect its intellectual property prove inadequate, Recompose's potential market advantage could be jeopardized. The patent for the Recompose Vessel System itself remains pending and Recompose cannot guarantee that it will be granted. Even if the patent is granted, Recompose's intellectual property protections may be challenged, invalidated, or circumvented at a later date, and any rights claimed under these protections may not provide the anticipated competitive advantages to Recompose.

Recompose, PBC owns two patents related to the process of natural organic reduction, both filed by international law firm Steptoe and Johnson, LLC. The first, U.S. Patent No. 15/072,346; "System and Method for the Disposition of the Dead," was filed in March 2015 and is pending. It was originally owned by the Urban Death Project and was purchased by Recompose when the non-profit was dissolved. The second, U.S Patent No. 62/133,984 "System and Method for Recomposition of the Dead," was filed as provisional in July 2017 and re-filed in July 2018. That patent was originally assigned to Katrina Spade, who assigned it to Recompose in August 2018. Both patents cover some aspects of the formula and method for recomposing a human body. The 2018 patent covers the vessel system and engineering details.

The issue of any patent, including the patents for which Recompose has applied, depends upon a detailed interpretation of the specific patent claims with respect to the technology at issue and is highly uncertain generally because of the complex legal and factual consideration involved in each patent. There may be other prior patents for similar technology that Recompose is not aware of, despite its diligent investigations. Because American patent applications are confidential within the U.S. patent system for at least eighteen months, Recompose cannot be certain that it holds the rights to the technology covered by the pending patent applications listed above, and there is a possibility that third parties may have filed patent applications for technology covered by Recompose's pending patent applications, and Recompose's pending patent applications may or may not have priority. Future changes in patent law, or changes in the interpretation of current patent law by the courts, could affect the strength and scope of patent protections afforded to Recompose even if its patents are granted. If Recompose is not able to protect its intellectual property rights to the fullest extent possible, it may find itself at a competitive disadvantage to others which need not incur the substantial time, effort, and costs needed to create and protect the innovative

natural organic reduction process.

In addition, Recompose's ability to commercialize natural organic reduction depends on its ability to develop, market, and sell the natural organic reduction process without infringing on the intellectual property rights of third parties. Although Recompose has conducted a diligent search and to its knowledge is not currently infringing on any third-party intellectual property rights, it is possible that a third party may allege that the natural organic reduction process or Recompose's methods or materials violate its intellectual property rights. Recompose may be sued by a third party seeking to enforce such rights or may need to sue to protect its own intellectual property; in either event, the cost of litigation could be substantial even if Recompose prevails, and such a lawsuit would require substantial time and money which might otherwise be spent growing Recompose's business. If Recompose is found to infringe upon a third party's intellectual property rights, it may be forced to pay damages, purchase a license from the third party, and/or stop the infringing activity. If Recompose fails to obtain a license and cannot design around the invalidated patent, it may be unable to provide some or all of its proposed services, which could have a material adverse effect on its ability to generate revenue sufficient to sustain its operations.

Recompose's process is proprietary and innovative, the first of its kind to be offered anywhere in the United States. As such, Recompose will need to recruit, train, and retain an entirely new group of employees. If initial demand is sufficiently high, a shortage of qualified and trained workers may limit Recompose's early growth. There is no guarantee that Recompose will be successful in hiring or retaining qualified personnel, and the failure to do so may have a material adverse effect on Recompose's business, financial condition, and results of operations.

Recompose has developed a plan and forecast based on certain assumptions about the architectural and construction costs to design and develop a property. While cost estimates are based on known assumptions and factors affecting construction costs, such as the cost of materials and the timetable for construction, there is a risk that any one or more base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause an increase to the costs of construction in excess of Recompose's finances, thus requiring additional capital or revision to the business plan.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of manufacturing its vessel system. While cost estimates are based on known assumptions and factors affecting manufacturing costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Much of Recompose's success depends on the skills, experience, and performance of its key persons. Recompose currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Despite consulting agreements and employment and noncompetition agreements, all of the arrangements with the principal members of Recompose's executive team may be terminated by Recompose or by the employee or team member. The loss of the services of any of the key members of senior management, other key personnel, or Recompose's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on Recompose's business, operating results, and financial condition; in addition, the loss of the services of any member of the senior management or scientific advisors may impede the achievement of Recompose's business goals by diverting management's attention to transition matters and identification of a suitable replacement, if any. Finally, Recompose's consultants and advisors may be employed by employers other than us or may have commitments under consulting or advisory contracts with other entities that may limit their availability to Recompose.

Control of Recompose and all its operations are solely with its board of directors and will remain with them as a Delaware public benefit corporation. Investors must rely upon the judgment and skills of the board and staff. In particular, this control could have the effect of delaying or preventing a change in control or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of Recompose, causing a negative effect on the market price and liquidity of the Shares. Although the anticipated use of the proceeds of this Offering is outlined in the disclosures, our board of directors will have broad discretion over the use of the proceeds and need not apply them effectively or in a manner consistent with the uses described in this Memorandum.

Our founder and CEO owns approximately fifty-one percent (51%) of our outstanding voting capital stock and, following completion of the Offering, may own approximately 47% of our outstanding voting capital stock. As part of any purchase of Shares, Investor will be required to execute the Stockholder Agreement which, among other restrictive provisions, requires that the holder of the Shares vote in such a manner as to elect persons designated by the founder for board membership. This concentration of voting shares and board membership designation could have the effect of delaying or preventing a change of control of the Company, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the value or liquidity of the Shares. It could also prevent our stockholders from realizing a premium over the market prices for their Shares.

The purpose of the provision in the Shareholder Agreement that requires the holder of the Shares to vote to elect persons to the board designated by the

holder of the Shares to vote to elect persons to the board designated by the founder is to preserve the values and mission of the Company.

Recompose is organized as a Delaware public benefit corporation and our business and operations are intended to produce a public benefit and to operate in a sustainable and responsible manner. We are managed in a way that balances the financial interests of our shareholders with environmental, cultural, and financial benefits to the public. As a result of our status as a public benefit corporation, we may choose not to maximize our financial gains if doing so would conflict with our mission and provision of public benefits, which business practice may adversely impact the value of the Shares.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of goods, labor, and operations such as materials costs, wages, benefits, utilities, taxes, and other overhead costs. While cost estimates are based on known assumptions and factors affecting labor and operating costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our information technology systems ("IT systems"), which support our Recompose Vessel Systems. Our IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

The Company has engaged Cutting Edge Counsel, Inc. ("CEC") to assist the Company in determining legal requirements related to this offering, preparing these offering materials and obtaining required approvals under applicable securities laws. However, CEC has not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. CEC does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,003**

Use of Proceeds: 22% Marketing, 5% Expansion, 60% Human Composting Operations, 5% Equipment Improvements, 1.5% Public Policy, 6.5% Wefunder Fee.

If we raise: **$2,500,000**

Use of Proceeds: 25% Marketing, 55% Expansion, 7% Human Composting Operations, 5% Equipment Improvements, 1.5% Public Policy, 6.5% Wefunder Fee.

If we raise: **$4,999,995**

Use of Proceeds: 18% Marketing, 65% Expansion, 4% Human Composting Operations, 5% Equipment Improvements, 1.5% Public Policy, 6.5% Wefunder fee.

Raising our maximum allows Recompose the bandwidth to focus on expansion and thereby achieve profitability sooner.

expansion and thereby achieve profitability sooner.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $76,074,578.43 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Recompose, PBC is offering up to 1,062,337 shares of Series CF-1 Preferred Stock, at a price per share of $4.7066.

The campaign maximum is $4,999,995.32 and the campaign minimum is $50,002.92.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	12500000	7,278,383	Yes
Common Stock	20000000	7,613,866	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,271,134

Describe any other rights:

All series of Preferred Stock have liquidation and dividend preferences over Common Stock. Series A Preferred Stock has a dividend preference over Series CF Preferred Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity

or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Individual Investors (4)
Issue date	12/21/22
Amount	$2,000,000.00
Outstanding principal plus interest	$2,000,000.00 as of 03/15/23
Interest rate	3.0% per annum
Maturity date	09/30/27
Current with payments	Yes

Note offering with interest between 2 and 4 percent; terms vary from 5 to 10 years. Payment intended to begin in September 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Regulation D, Rule 506(c)	Preferred stock	$100,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$100,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$50,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$6,500,000	General operations
12/2021	Regulation D, Rule 506(c)	Preferred stock	$6,280,000	General operations

12/2022	Regulation D, Rule 506(c)	Preferred stock	$125,000	General operations
12/2022	Regulation D, Rule 506(c)	Preferred stock	$68,603	General operations
12/2022	Section 4(a)(2)	Preferred stock	$3,429,230	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Leslie Christian
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	Board of Directors

Name	Nancy and Pater Mogielnicki
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	parent

Name	Sara Moorehead
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	Board of Directors

Name	Nancy and Peter Mogienicki
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Parents

Name	Leslie Christian
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Board of Directors

Name	Vicki Christophersen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Lobbyist

Name	Nancy and Peter Mogielnicki
Amount Invested	$68,603.00
Transaction type	Priced round
Issue date	12/01/22
Relationship	Parents

Name	Leslie Christian
Amount Invested	$125,000.00
Transaction type	Priced round
Issue date	12/01/22

Relationship	Board of Directors

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Carbon-sequestering green funeral solution that returns us to the earth.

Milestones

Recompose, PBC was incorporated in the State of Delaware in May 2017.

Since the date of our financials, we have:

- $1.6M revenue in first two years of operations, projecting $1.48M this year. (not guaranteed)
- Composted over 250 people representing over 250 metric tons carbon saved.
- 1300 members of prepaid death care plan representing $7.6M future revenue. (not guaranteed)
- $21.7B non-cyclical, recession-proof market. # people who die is growing (will not peak until 2055).
- Queer female CEO developed and legalized human composting; Echoing Green and Ashoka fellow.
- Successfully raised $17M in series A1, A2, and A3.
- Leadership team with 40 years combined experience in the field.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $836,764 compared to the year ended December 31, 2021, when the Company had revenues of $699,470. Our gross margin was 47% in fiscal year 2022, compared to 66% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $24,920,885, including $2,305,867 in cash. As of December 31, 2021, the Company had $16,234,910 in total assets, including $7,482,622 in cash.
- *Net Loss*. The Company has had net losses of $3,757,981 and net losses of $1,468,252 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $15,085,084 for the fiscal year ended December 31, 2022 and $5,990,831 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,000,000 in debt and $17,345,833 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Recompose, PBC cash in hand is $1,176,170, as of March 2023. Over the last three months, revenues have averaged $66,108/month, cost of goods sold has averaged $42,040/month, and operational expenses have averaged $297,387/month, for an average burn rate of $273,319 per month. Our intent is to be profitable in 24 months.

Recompose's revenue is increasing moderately month over month. Otherwise, there are no material changes or trends since the date our financials cover.

Recompose's expected revenue over the next 6 months is approximately $600,000. Our expected expenses over the next 6 months are approximately $2,000,000.

Recompose is not yet profitable. While we cannot make any guarantees, we hope to be profitable in the next 24-36 months.

Recompose has a low-interest debt option and is concurrently raising funds via that option. We have timed the campaign to take short-term burn into consideration.

Recompose will need to add an additional 35 vessels for capacity. This will most likely be in a new location, which we estimate the total build-out cost to be approximately $11M. In the interim, recompose will require approximately $1.5M / year in operating expenses during the build-out and ramping up phases. We estimate in total we require $15M to be profitable

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Katrina Spade, certify that:

(1) the financial statements of Recompose, PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Recompose, PBC included in this Form reflects accurately the information reported on the tax return for Recompose, PBC filed for the most recently completed fiscal year.

Katrina Spade
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://recompose.life//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Recompose Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Katrina Spade
- Leslie Christian
- Peter Stroble
- Sara Moorehead

Appendix E: Supporting Documents

- ttw_communications_123479_225625.pdf
- ttw_communications_123479_225625.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Recompose Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Katrina Spade
- Leslie Christian

Leslie Christian

Peter Stroble

Sara Moorehead

Appendix E: Supporting Documents

ttw_communications_123479_225625.pdf
ttw_communications_123479_225625.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Recompose, PBC

By

Katrina Spade

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Daniela Osadska

Ms.
4/24/2023

Leslie E Christian

Board Director
4/24/2023

Peter Stroble

Board Director
4/24/2023

Katrina Spade

Founder and CEO
4/24/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.